Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2005

(millions of dollars)

Earnings, as defined:
Net income	$313
Income taxes	158
Fixed charges, as below	112

Total earnings, as defined	$583

Fixed charges, as defined:
Interest charges	$99
Rental interest factor	3
Capitalized interest	10

Total fixed charges, as defined	$112

Ratio of earnings to fixed charges and ratio of earnings to	5.21

combined fixed charges and preferred stock dividends(a)
_____________________
(a)

Florida Power & Light Company's preference equity securities were redeemed in January 2005.  For the six months ended June 30, 2005, preferred stock dividends were less than $1 million; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.